SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Global Telecom & Technology, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
378979 10 8
(CUSIP Number)
H. Brian Thompson
Global Telecom & Technology, Inc.
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
Telephone: (703) 442-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner
Telephone: (703) 749-1352
June 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H. Brian Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		494,000(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,514,628(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		494,000(1)

WITH	10	SHARED DISPOSITIVE POWER

5,514,628(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,008,628(1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.1%(3)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 18,000 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants.
(2) Includes 1,365,500 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants, and 881,899 shares of common stock issuable upon the conversion of a convertible promissory note.
(3) Based on 15,340,035 shares of common stock outstanding as of May 13, 2009, based on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2009.

1	NAMES OF REPORTING PERSONS Universal Telecommunications, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 54-1607209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,514,628(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,514,628(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,514,628(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%(2)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 1,365,500 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants, and 881,899 shares of common stock issuable upon the conversion of a convertible promissory note.
(2) Based on 15,340,035 shares of common stock outstanding as of May 13, 2009, based on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2009.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Report on Schedule 13D, originally filed on October 25, 2006, as amended by Amendment No. 1, filed on February 23, 2007, Amendment No. 2, filed on April 18, 2008 and Amendment No. 3 filed on April 18, 2008 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background.
This Schedule 13D is filed on behalf of each of H. Brian Thompson (“Thompson”) and Universal Telecommunications, Inc. (“Universal”, and collectively with Thompson, the “Reporting Persons”). The Reporting Persons are filing this Amendment No. 4 jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.
This Schedule 13D relates to (i) 1,365,500 shares of Common Stock issuable upon the exercise of Class W and Class Z warrants held by Universal, (ii) 881,899 shares of Common Stock issuable upon the conversion of a convertible promissory note held by Universal, (iii) 3,267,229 shares of Common Stock held by Universal, (iv) 18,000 shares of Common Stock issuable upon the exercise of Class W warrants and Class Z warrants held by Thompson and (v) 476,000 shares of Common Stock held by Thompson (collectively, the “Shares”). Thompson is the Chief Executive Officer and majority shareholder of Universal. The shares of Universal not held by Thompson are owned by members of his family.
Thompson is currently serving as the Chairman of the Board of Directors and the Executive Chairman of the Issuer.
The business address of Thompson is 8484 Westpark Drive, Suite 720, McLean, Virginia 22102.
The business address of Universal is 1950 Old Gallows Road, Vienna, Virginia 22182. Universal is organized in the State of Delaware. The principal business of Universal is private equity investment and advisory services.
Thompson also serves as the Chairman, President and Chief Executive Officer of Universal. Mary Ann Thompson, H. Brandon Thompson and Christiana Nichols are also directors of Universal. Additionally, Mary Ann Thompson is Secretary and H. Brandon Thompson is Treasurer of Universal.
During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Thompson, Mary Ann Thompson, H. Brandon Thompson and Christiana Nichols are all citizens of the United States.
Item 5. Interest in Securities of the Issuer.
As of the date of this report, Thompson may be deemed to be the beneficial owner of an aggregate of 6,008,628 shares of Common Stock, which represents approximately 34.1% of the Common Stock outstanding as of May 13, 2009. Thompson has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 494,000 of such shares. Thompson may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, the 5,514,628 of such shares held by Universal. Thompson disclaims ownership of the Shares held by Universal except to the extent of his pecuniary interest therein.
As of the date of this report, Universal may be deemed to be the beneficial owner of an aggregate of 5,514,628 shares of Common Stock, which represents approximately 31.4% of the Common Stock outstanding. Universal may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, all of such shares.
All of the percentages calculated in this statement are based upon an aggregate of 15,340,035 shares of Common Stock outstanding as of May 13, 2009.

On April 7, 2009, Universal purchased 9,200 shares of Common Stock of the Issuer at a purchase price of $0.5 per share.
On April 16, 2009, Universal purchased 5,000 shares and 4,800 shares of Common Stock of the Issuer at purchase prices of $0.55 and $0.6 per share, respectively.
On May 18, 2009, Universal purchased 15,000 shares, 5,300 shares and 12,500 shares of Common Stock of the Issuer at purchase prices of $0.6, $0.65 and $0.64 per share, respectively.
On May 29, 2009, Universal purchased 6,250 shares at a purchase price of $0.7 per share.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     June 2, 2009

H. BRIAN THOMPSON
By:	/s/ H. Brian Thompson
	Name:	H. Brian Thompson

UNIVERSAL TELECOMMUNICATIONS, INC.
By:	/s/ H. Brian Thompson
	Name:	H. Brian Thompson
	Title:	Chief Executive Officer